UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Carbylan Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141384 107

(CUSIP Number)

W. STEPHEN HOLMES III

INTERWEST PARTNERS

2710 SAND HILL ROAD, SUITE 200

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons InterWest Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,619,195 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,619,195 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2015.

2.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons InterWest Management Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,619,195 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,619,195 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

3.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Bruce A. Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Cleveland owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

4.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Gianos owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

5.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Holmes owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

6.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kjellson owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

7.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kliman owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

8.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Nasr owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

9.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Oronsky owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

10.

CUSIP No. 141384 107	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,619,195 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,619,195 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 17.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Pepper owns no securities of the Issuer directly as of the date of this filing.
(3)	This percentage set forth on the cover sheets is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

11.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001, (“Common Stock”), of Carbylan Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Carbylan”). The principal executive office of the Issuer is located at 3181 Porter Dr., Palo Alto, CA 94304.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Bruce A. Cleveland (“Cleveland”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest IX is a California limited partnership and IMP IX is a California limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 8, 2015, the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of 13,000,000 shares of Common Stock was declared effective by the SEC. The closing of the offering took place on April 9, 2015, and at such closing IWP IX purchased 810,000 shares of Common Stock at the initial public offering price of $5.00 per share, for a total purchase price of $4,050,000. The funds used by IWP IX to acquire the securities described herein were obtained from capital contributions by its partners.

Item 4.	Purpose of Transaction

IWP IX agreed to purchase the Common Stock for investment purposes with the aim of increasing the value of its investments and the Issuer.

Reza Zadno is a member of the Board of Directors of the Issuer and is also an Executive in Residence of InterWest Venture Management Co., which serves as the investment advisor to IWP IX, but is not a managing director or venture member of IMP IX and is therefore not a beneficial owner of the shares held by IWP IX.

Subject to applicable legal requirements, IWP IX may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to IWP IX’s ownership of the Issuer’s securities, other opportunities available to IWP IX, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, IWP IX may dispose of all or a portion of their securities of the Issuer at any time. IWP IX reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

12.

Other than as described above in this Item 4, IWP IX does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
InterWest IX	4,619,195	4,619,195	0	4,619,195	0	4,619,195	17.6%
IMP IX (2)	0	4,619,195	0	4,619,195	0	4,619,195	17.6%
Cleveland (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Gianos (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Holmes (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Kjellson (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Kliman (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Nasr (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Oronsky (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%
Pepper (2)	0	0	4,619,195	0	4,619,195	4,619,195	17.6%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Cleveland, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. IMP IX, Gianos, Holmes, Kliman, Oronsky, Cleveland, Kjellson, Nasr and Pepper own no securities of the Issuer directly as of the date of this filing.
(3)	This percentage is calculated based on 26,217,107 shares of the Common Stock outstanding as of April 9, 2015, as disclosed in the Issuer’s Rule 424(b)(4) prospectus filed with the Commission on April 9, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Amended and Restated Registration Rights Agreement

IWP IX and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Registration Rights Agreement dated December 21, 2012 (the “Registration Rights Agreement”) with the Issuer. Subject to the terms of the Registration Rights Agreement, Holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

13.

Demand Registration Rights

At any time beginning 180 days following the closing of this offering, and before December 21, 2017, the Holders of at least 20% of the Registrable Securities, as defined in the Registration Rights Agreement, have the right to make up to three demands that the Issuer file a registration statement under the Securities Act covering Registrable Securities with an aggregate offering price to the public of not less than $10,000,000, subject to specified exceptions.

Form S-3 Registration Rights

If the Issuer is eligible to file a registration statement on Form S-3, Holders of Registrable Securities have the right to two demands in any 12-month period that the Issuer file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If the Issuer registers any securities for public sale, subject to certain exceptions, Holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 20% of the total number of shares requested by the Holders to be included in the registration statement, except this offering in which the aggregate amount of Registrable Securities, if any, may be reduced to zero.

Expenses of Registration

Generally, the Issuer is required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Lock-up Agreement

IWP IX, along with all of the Issuer’s directors, executive officers, other stockholders and optionholders, have agreed that, pursuant to a lock-up agreement (the “Lock-up Agreement”) subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Leerink Partners LLC for a period of 180 days after April 8, 2015.

The foregoing description of the terms of the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Amended and Restated Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 21, 2012, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-201278), filed with the SEC on March 6, 2015).

C.	Form of Lock-up Agreement

14.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2015

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

15.

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

16.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Amended and Restated Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 21, 2012, (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-201278), filed with the SEC on March 6, 2015).

C.	Form of Lock-up Agreement

17.